Exhibit (a)(1)(G)

Notice to Eligible Employees Regarding Expiration of Offer Period

To:	Eligible Employees

From:	Dr. Sehat Sutardja, Chairman, President and Chief Executive Officer of Marvell Technology Group Ltd.

Date:	January 23, 2009

Subject:	Expiration of Offer to Exchange

As of 6:00 p.m. on Tuesday, January 23, 2009, we closed our offer to exchange certain outstanding options for restricted stock units (the “Offer”). If you properly elected to participate in the Offer with respect to some or all of your eligible option grants and did so before the deadline, those eligible option grants have been accepted for participation in the Offer. Such eligible option grants have been cancelled and you no longer have any rights with respect to those options. You have been granted restricted stock units in exchange for the cancelled options, in accordance with the terms and conditions of the Offer. If the number of the restricted stock units that would have been granted to you with respect to a particular eligible option grant that you tendered was equal to or less than 150, you will not receive the restricted stock units, but will instead receive a cash payment promptly following the closing of the offer.

As described in the Offer documents, within the next week, you will receive restricted stock unit agreement(s) for the restricted stock units that have been granted to you in exchange for your properly tendered and cancelled options.

If you have any questions, please contact Marvell Stock Administration via e-mail at stockadmin@marvell.com or via phone at 408-222-8436.